UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-40711

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Orange County Bancorp, Inc. 401(k) Plan (formerly known as Employee Stock Ownership and Savings Plan)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Orange County Bancorp, Inc.
212 Dolson Avenue
Middletown, New York 10940

ORANGE COUNTY BANCORP, INC.
401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

INDEX TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 & 2021
AND FOR THE YEAR ENDED
 DECEMBER 31, 2022

Page(s)
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:
Statements of Net Assets Available For Benefits	3
Statement of Changes in Net Assets Available For Benefits	4
Notes to Financial Statements	5 – 15
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held At Year End)	16
Signature Page	17
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Plan Administrator, and Plan Participants
Orange County Bancorp, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Orange County Bancorp, Inc. 401(k) Plan (formerly Orange County Bancorp, Inc. Employee Stock Ownership and Savings Plan) (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying notes are an integral part of these financial statements.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 29, 2023

ORANGE COUNTY BANCORP, INC.
401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31,

ASSETS	2022	2021
Investments, at fair value:
Cash Equivalents	$ 142,357	$ 270,326
Collective Investment Funds	19,068,307	20,945,909
Mutual Funds	166,533	121,384
Orange County Bancorp, Inc. Stock Fund	3,920,690	3,017,211
Total Investments	23,297,887	24,354,830

Receivables:
Notes Receivable from Participants	251,886	273,237
Participant contributions	44,637	—
Employer contribution	31,119	200,000
Total Receivables	327,642	473,237

TOTAL ASSETS	23,625,529	24,827,817
NET ASSETS AVAILABLE FOR BENEFITS	$ 23,625,529	$ 24,827,817

ORANGE COUNTY BANCORP, INC.
401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2022

ADDITIONS
Investment income(loss):
Net depreciation in fair value investments	$ (2,916,233)
Dividend and interest Income	73,616
(2,842,617)
Interest income on notes receivable from participants	11,215
Contributions: Participants	1,240,050
Rollovers	118,210
Employer	1,008,478
Total Contributions	2,366,738
TOTAL ADDITIONS (REDUCTIONS)	(464,664)
DEDUCTIONS Benefits paid to participants	702,358
Administrative expenses	35,266
TOTAL DEDUCTIONS	737,624
NET DECREASE	(1,202,288)
NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	24,827,817
END OF YEAR	$ 23,625,529

ORANGE COUNTY BANCORP, INC.
401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 & 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Orange County Bancorp, Inc. 401(k) Plan (formerly known as Employee Stock Ownership and Savings Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General.

Orange Bank & Trust Company (the “Bank”), formerly known as Orange County Bank and Trust Company established the Orange County Trust Company Employee Stock Ownership Plan with Section 401(k) Provisions effective as of January 1, 1993, along with the Orange County Bancorp, Inc. Stock Fund. As of January 1, 2016, the Orange County Trust Company Employee Stock Ownership Plan was amended and restated to provide for the transfer of the sponsorship of the Plan from Orange County Trust Company to Orange County Bancorp, Inc. and that the Plan allow for automatic enrollment for new hires and safe harbor non-elective contribution. In August 2022, the Orange County Bancorp, Inc. Employee Stock Ownership Plan was amended and restated in its entirety into the Pentegra Services, Inc. Defined Contribution Pre-approved Plan through the approval and adoption of an adoption agreement for the Orange County Bancorp, Inc. 401(k) Plan. It is intended that the Plan be a qualified profit-sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), that the requirements of Code Sections 401(k) or 414(v) be satisfied as to that portion of the Plan applicable to Before-Tax Contributions, that the requirements of Code Section 401(m) be satisfied as to that portion of the Plan applicable to Employer Matching Contributions, and that the Trust or other funding vehicle associated with the Plan be exempt from Federal income tax pursuant to the provisions of Code Section 501(a). The Plan is intended to include a stock bonus plan qualified under Code Section 401(a) and a non-leveraged employee stock ownership plan (ESOP) satisfying the requirements of Code Sections 401(a), 409 and 4975e. The ESOP component of the Plan is designed to be invested primarily in employer securities within the meaning of Code Section 4975(e)(8) and such, the primary investment of the ESOP shall be the Orange County Bancorp, Inc. Stock Fund. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by Pentegra Services, Inc. (“Pentegra”).

Eligibility.

Employees of the Bank who have attained the age of 21 are eligible to participate in the Plan after 6 months of service, provided they have at least 500 hours of service. A Participant will be eligible to receive Employer Matching Contributions and Discretionary Employer contributions upon attaining age of 21 and completing year of service, provided they have at least 1,000 hours of service.

Contributions.

Each year, participants may contribute up to the annual maximum determined by the Internal Revenue Code, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan allows for Roth Elective Deferrals. Participants may designate all or a portion of their deferrals as Roth Elective Deferrals. Each employee who becomes eligible to participate in the Plan after January 1, 2016 and who has not specifically elected to make salary reduction contributions will be automatically enrolled for salary reduction contributions at a rate of 6% of base pay. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various collective investment funds. The Bank may, in its discretion, make age-based contributions to eligible participant accounts. Effective for Plan years beginning after January 1, 2016, to satisfy the requirements of IRC sections 401(k)(12), the Bank has made safe harbor non-elective contributions equal to 3% of eligible participants annual compensation.

NOTE A - DESCRIPTION OF PLAN – (CONT’D)

Participant Accounts.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.

Vesting.

Participants are immediately vested in their before tax contributions, Roth contributions, rollover contributions, Employer’s safe harbor non-election contribution, Employer’s discretionary contributions and actual earnings thereon. Vesting in any Employer’s matching contribution portion of the participant accounts is based on years of continuous service. A participant is vested 20% a year and is 100% vested after five years of credited service.

Notes Receivable from Participants.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear a reasonable interest rate equal to the prevailing rate charged by lenders for similar loans as determined by the Bank. The interest rates are between 4.25% and 6.50% as of December 31, 2022. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in monthly, quarterly, semiannual or annual installments; provided, however that such period shall not extend beyond the participant’s life expectancy or the life expectancy of the participant and his/her designated beneficiary.

Effective November 6, 2020, the Plan was amended to permit an automatic rollover of a participant’s vested account balance between $1,000 and $5,000 in the event the participant does not make a distribution election under the Plan.

In accordance with the Plan provisions, participants may make withdrawals from their accounts. To qualify for a withdrawal, participants must attain age 59-1/2, establish permanent or total disability, or demonstrate financial hardship as defined under the Plan.

Funds available for a hardship withdrawal are limited to a participant’s need and may not exceed the total of the participant’s contributions, certain Bank contributions, and earnings in the Plan as defined. Eligibility for a hardship withdrawal is defined as the need for uninsured medical expenses, purchase of a participant’s principal residence, payment of post-high school tuition, to prevent the loss of residence, payment for burial or funeral expenses for a parent, child, spouse or dependent, or expenses for the repair of damage to the employee’s principal residence under Internal Revenue Code Section 165.

Forfeited Accounts.

At December 31, 2022 and 2021 there were forfeited non-vested account balances of $667 and $79, respectively. This account would be used to reduce future employer matching contributions to the plan and then to pay administrative expenses of the Plan. For the year ended December 31, 2022, there were no employer contributions paid from the forfeited account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting.

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits.

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONT’D)

Operating Expenses.

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses that are paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation(depreciation) of fair value of investments.

NOTE C – TAX STATUS

The Plan is a prototype defined contribution plan and has received an opinion letter from the Internal Revenue Service that the Plan and related trust are tax exempt and qualified under the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2022 and 2021.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

NOTE D – FAIR VALUE MEASUREMENTS – (CONT’D)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted market prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

•
The Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
The Collective Investment Funds are valued at the NAV of the units held by the custodian at year end. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the fund in order to ensure that securities liquidations will be carried out in an orderly business manner.

•
The Orange County Bancorp, Inc. Stock Fund is a unitized stock fund. The fund consists of both Orange County Bancorp, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Orange County Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined. The Orange County Bancorp, Inc. common stock was transferred out of Level 3 into Level 1 during 2021. There were no transfers into or out of Level 3 during 2022.

NOTE D – FAIR VALUE MEASUREMENTS – (CONT’D)

All of the Plan’s investments are in a trust which was established for the investment of assets of the Plan. The assets of the trust are held by Reliance Trust Company, custodian of the Plan.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022:

	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Observable Inputs (Level 3)	Total
Money Market Accounts	$142,357	$ —	$ —	$142,357
Mutual Funds	166,533	—	—	166,533
Collective Investment Funds	—	19,068,307	—	19,068,307
Orange County Bancorp, Inc. Stock Fund	3,920,690	—	—	3,920,690
Total Investments	$4,229,580	$ 19,068,307	$ —	$23,297,887

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Observable Inputs (Level 3)	Total
Money Market Accounts	$270,326	$ —	$ —	$270,326
Mutual Funds	121,134	—	—	121,134
Collective Investment Funds	—	20,945,909	—	20,945,909
Orange County Bancorp, Inc. Stock Fund	3,017,211	—	—	3,017,211
Total Investments	$3,408,671	$20,945,909	$ —	$24,354,580

NOTE E – ORANGE COUNTY BANCORP, INC. STOCK FUND

The Plan offers as an investment option the opportunity for participants to invest their account balances in Orange County Bancorp, Inc. common stock through the Orange County Bancorp, Inc. Stock Fund.

Each participant invested in the Stock Fund is entitled to exercise voting rights attributable to the partincipant's interest in the fund and is notified by the Plan Administrator prior to the time that such rights are to be exercised.

Participants also have the right to receive a distribution from their vested share of the Stock Fund in the form of Orange County Bancorp, Inc. stock from the Plan.

On August 5, 2021, Orange County Bancorp, Inc. announced its initial public offering of common stock. The common stock trades on the Nasdaq Capital Market under the symbol “OBT”.  The ESOP includes a cash equivalent component to provide the fund with necessary liquidity. The cash equivalent component is increased by Orange County Bancorp, Inc. dividends and decreased by distributions and administrative fees. The cash equivalent component and the shares of Employer stock together make up the ESOP which is represented by an equivalent number of units available to the participants.

The following tables present the components of the Unitized Employer Stock Fund:

Unitized Employer Stock Fund, December 31, 2022
Fidelity Institutional Money Market Funds	$177,475
80,361 shares of Orange County Bancorp, Inc. Stock	3,743,215
52,732 units of Orange County Trust Co. Employee Stock Ownership Plan valued at $74.35 per unit	$3,920,690

Unitized Employer Stock Fund, December 31, 2021
Fidelity Institutional Money Market Funds	$130,302
75,055 shares of Orange County Bancorp, Inc. Stock	3,017,211
49,049 units of Orange County Trust Co. Employee Stock Ownership Plan valued at $64.17 per unit	$3,147,513

NOTE F – RISKS AND UNCERTAINTIES

The Plan invests in various index funds, mutual funds as well as the Orange County Bancorp Inc. common stock. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE G – ADMINISTRATION OF PLAN ASSETS

The Plan’s assets which consist of Orange County Bancorp, Inc. common stock, mutual funds, and various collective investment funds, are held and maintained by Reliance Trust Company, the Custodian of the Plan. Pentegra Services, Inc. is the third party administrator of the Plan. Pentegra in conjunction with the Custodian receive the participant contributions and invest the contributions to the participant accounts according to the investment allocation selected by the participant. Pentegra in conjunction with the Custodian maintain the participant accounts including processing distributions and advances and payments to participant loans.

Certain administrative functions are performed by the officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to fully or partially terminate the Plan subject to the provisions of ERISA at any time. In the event of Plan termination, participants would become 100% vested in their account balance.

NOTE I – CONCENTRATIONS

Plan investments in the ESOP consist of common stock of Orange County Bancorp, Inc. which represents 17% and 12% of Net Assets Available for Benefits as of December 31, 2022 and 2021, respectively.  Additionally, as of December 31, 2022 and 2021, the Plan held two investments representing 32% of total net assets available for benefits and two investments representing 32% of total net assets available for benefits, respectively.

NOTE J – RELATED PARTY TRANSACTIONS

The ESOP of the 401(k) Plan (formerly known as Employee Stock Ownership and Savings Plan) consists of common stock from the Bank’s parent company Orange County Bancorp, Inc. The following table presents the ESOP holdings of Orange County Bancorp, Inc. common stock as of December 31,

	2022	2021
Number of Orange County Bancorp, Inc. shares	80,361	75,055
Percentage of Orange County Bancorp, Inc. common stock owned by the ESOP	1.43%	1.33%
Cost basis of Orange County Bancorp, Inc. common stock owned by the ESOP	1,781,352	1,204,122
Fair Value of Orange County Bancorp, Inc. common stock owned by the ESOP	3,743,215	3,017,211
The Plan holds promissory notes receivable from Plan Participants who are employees of the Bank. See Note A for promissory note terms provided to the participants.

Certain Plan investments are shares of Orange County Bancorp, Inc. common stock and units of Collective Investment Trusts managed by Reliance Trust Company and administered by Pentegra Services, Inc. Orange County Bancorp, Inc. is the Plan sponsor, Reliance Trust Company is the custodian and Pentegra Services, Inc. is the third party administrator, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. During 2022, the Plan sold 18,691 shares of Orange County Bancorp, Inc. common stock with a fair value of $682,743, purchased 25,143 shares of Orange County Bancorp Inc. common stock with a fair value of $1,007,274 and the Plan recorded dividend income of $67,838 from shares of Orange County Bancorp, Inc. common stock.

SUPPLEMENTARY INFORMATION

ORANGE COUNTY BANCORP, INC. 401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

SCHEDULE OF ASSETS (HELD AT END OF YEAR) – SCHEDULE H, PART IV, LINE 4i AS OF
DECEMBER 31, 2022

	EIN: 26-1135778 Plan Number 004
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrow,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par or maturity value	Cost	Value
	Wilmington Collective Intl Stk Fund CL 11	5,636 shares of a Mutual Fund	56,180	$ 56,138
	State St BK & TR US Government Fund CL G	142,357 shares of a Mutual Fund	142,357	142,357
	Baird Aggregate Bond Inst	11,500 shares of a Mutual Fund	115,480	110,395
	Stable Value FD Metlife GAC Series	9,432 shares of a Common Collective Trust	1,731,312	1,796,527
	SSGA S&P Midcap R Index fund Series A	29,849 shares of a Common Collective Trust	3,045,064	3,248,735
	SSGA S&P 500 Index Non-lending FD Series A	52,912 shares of a Common Collective Trust	4,225,522	4,333,419
	SSGA Russell 2000 Index FD Ser A	9,919 shares of a Common Collective Trust	630,942	618,081
	SSGA REIT Index Non Lending CLA	6,449 shares of a Common Collective Trust	480,748	386,546
	SSGA Treasury Inflation Protected SEC	1,097 shares of a Common Collective Trust	33,497	30,702
	SSGA Long Treas Index Ser Fd CL A	13,113 shares of a Common Collective Trust	271,334	201,788
	SSGA Passive Bd Market Index Fd CL A	4,504 shares of a Common Collective Trust	65,328	62,780
	SSGA Target Retirement 2050 NL SF CL A	14,877 shares of a Common Collective Trust	407,289	441,676
	SSGA Target Retirement 2045 NL SF CL A	21,647 shares of a Common Collective Trust	557,310	647,420
	SSGA Target Retirement 2040 NL SF CL A	29,856 shares of a Common Collective Trust	1,089,253	1,033,032
	SSGA Target Retirement 2035 NL SF CL A	48,104 shares of a Common Collective Trust	1,187,238	1,382,036
	SSGA Target Retirement 2030 NL SF CL A	36,951 shares of a Common Collective Trust	1,052,626	1,210,286
	SSGA Target Retirement 2025 NL SF CL A	50,024 shares of a Common Collective Trust	1,281,367	1,341,799
	SSGA Target Retirement 2020 NL SF CL A	8,214 shares of a Common Collective Trust	204,132	231,724
	SSGA Target Retirement Income NL SF CL A	1,648 shares of a Common Collective Trust	35,754	33,296
	SSGA Daily EAFE Index NL SF CL A	17,339 shares of a Common Collective Trust	417,172	398,449
	SSGA Target Retirement 2055 NL SF CL A	15,519 shares of a Common Collective Trust	396,641	362,454
	SSGA Target Retirement 2060 NL SF CL A	12,469 shares of a Common Collective Trust	191,057	197,717
	SSGA Target Retirement 2065 GLOBAL CL A	4,479 shares of a Common Collective Trust	53,173	49,866
	Wilmington Trust TR SM CP GWT	2,385 shares of a Common Collective Trust	27,768	18,893
	Wilmington Trust TR Small Cap Value	1,802 shares of a Common Collective Trust	26,451	26,186
	Wilmington Trust Large Cap Growth Fund	42,197 shares of a Common Collective Trust	623,375	571,781
	Wilmington Trust Large Cap Value Fund	28,503 shares of a Common Collective Trust	413,810	442,944
	SSGA Balance Funds	5 shares of Common Collective Trust	170	170
	Orange County Bancorp, Inc. stock fund	Orange County Bancorp, Inc. common stock, 80,361 shares	2,037,239	3,920,690
	Promissory Notes from Participants	Various loans with varying maturities with interest		251,886
*		rates between 4.25% - 6.50%	-
*	Party in interest			$ 23,549,773

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORANGE COUNTY BANCORP, INC. 401(k) PLAN (FORMERLY KNOWN AS EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN)

Date: June 29, 2023	By:	/s/ Michael J. Gilfeather
Michael J. Gilfeather
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Wolf & Company, P.C.